Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Enerplus to present at the 2009 First Energy/Societe Generale Canadian
     Energy Conference

     <<
     TSX: ERF.UN
     NYSE: ERF
     >>

     CALGARY, March 10 /CNW/ - Enerplus is pleased to advise that Mr. Gordon
J. Kerr, President and CEO, will provide an update on the Fund's activities via a presentation at the 2009 First Energy/Societe Generale Canadian Energy
Conference on Thursday, March 12, 2009 at 11:15 AM EST. Investors are invited to watch to a live webcast of the presentation at:
     http://remotecontrol.jetstreammedia.com/15845

     Enerplus is an income-oriented investment in the oil and gas industry.
Established in 1986 we are one of Canada's oldest and largest independent oil and gas producers. We have built a balanced and diversified portfolio of producing properties across western Canada and the United States with a focus on large resource plays that offer predictable production and repeatable, low-risk development opportunities in conventional oil and gas production as well as in Canada's oil sands.
     Enerplus trust units trade on the New York Stock Exchange under the symbol "ERF" and on the Toronto Stock Exchange under the symbol "ERF.UN".

     <<
     Gordon J. Kerr
     President & Chief Executive Officer
     Enerplus Resources Fund
     >>

     Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as
"expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of
Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities. Accordingly, holders of Enerplus Trust Units and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

     %CIK: 0001126874

     /For further information: Investor Relations at 1-800-319-6462 or email
investorrelations(at)enerplus.com/
     (ERF.UN. ERF)

CO:  Enerplus Resources Fund

CNW 15:50e 10-MAR-09